UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)*

                           Publix Super Markets, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                      None
                                 -------------
                                 (CUSIP Number)

                                December 31, 2005
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|X|   Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G


CUSIP No.    None                                             Page 2 of 5 Pages
             ----                                                 --   --



1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Carol J. Barnett


2     Check the Appropriate Box if a Member of a Group

                                                       (a)______

                                                       (b)______

3     SEC Use Only



4     Citizenship or Place of Organization

      United States


Number of
Shares               5  Sole Voting Power                  3,022
Beneficially
Owned By             6  Shared Voting Power            9,797,885
Each
Reporting            7  Sole Dispositive Power             3,022
Person
With:                8  Shared Dispositive Power       9,797,885


9     Aggregate Amount Beneficially Owned by Each Reporting Person

      9,800,907

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares __X___

      The Aggregate Amount in Row (9) excludes certain shares beneficially owned by Carol J. Barnett's husband, Hoyt R. Barnett, as to which Carol J. Barnett disclaims beneficial ownership.


11    Percent of Class Represented by Amount in Row (9)

      5.8%

12    Type of Reporting Person

      IN

                                  SCHEDULE 13G


CUSIP No.   None                                              Page 3 of 5 Pages
            ----                                                  --   --

Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(a).  Name of Person Filing:

            Carol J. Barnett

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

            None

Item 4.     Ownership
---------------------

            Information regarding ownership of common stock of the issuer:

            (a) Amount beneficially owned: 9,800,907

            (b) Percent of class: 5.8%

            (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:  3,022

               (ii)  Shared power to vote or to direct the vote:  9,797,885

               (iii) Sole power to dispose or to direct the disposition of:
                     3,022

               (iv)  Shared power to dispose or to direct the disposition of:
                     9,797,885

                                  SCHEDULE 13G


CUSIP No.   None                                              Page 4 of 5 Pages
            ----                                                  --   --

      As of December 1, 2005, Carol J. Barnett was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Act") of a total of 9,800,907 shares of the Company's common stock, or approximately 5.8% of the total outstanding shares of the Company's common stock. Changes that occurred prior to such date and since the filing of the eleventh amendment to the initial statement are reflected on Schedule 1 attached hereto.

      On December 1, 2005, for personal planning reasons, Carol J. Barnett created the Carol J. Barnett Irrevocable 2005 Trust (the "Carol J. Barnett Trust"), and transferred 8,682,485 shares of the Company's common stock held directly in her individual name to SunTrust Bank, as Trustee of the Carol J. Barnett Trust. On the same date, Carol J. Barnett and her husband Hoyt R. Barnett, as General Partners of the Barnett Family Limited Partnership (the "Partnership"), created the Barnett Family Limited Partnership Irrevocable 2005 Trust (the "FLP Trust") and transferred 1,115,400 shares of the Company's common stock held by the Partnership to Martin B. Solomon, as Trustee of the FLP Trust. The Trustee of each of the Carol J. Barnett Trust and the FLP Trust holds the sole voting and dispositive powers with respect to the shares held in the respective trusts.

      Under the terms of each of the Carol J. Barnett Trust and the FLP Trust, the trusts automatically terminate on February 2, 2006 and at such time any assets then in the trusts (including any shares of the common stock of the Company) are to be distributed to the respective grantors. Accordingly, as of December 1, 2005, pursuant to Rule 13d-3(d)(1) under the Act, Carol J. Barnett remained the beneficial owner of the shares held in the trusts and for this reason is shown as having shared voting and dispositive powers with respect to the shares although she had no power to vote or dispose of the shares held in the trusts during the terms of the trusts.

Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

      Income and other earnings of the Barnett Family Limited Partnership (the "Partnership") (including that derived from dividends paid on the Company's common stock and proceeds from any sales thereof) may be distributed to the partners of the Partnership in accordance with the terms of the Partnership Agreement of the Partnership. Any dividends paid on, and any proceeds from the sale of, the Company's common stock held by Carol J. Barnett as custodian for minor children may be distributed to or otherwise used for the benefit of such children.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company
         --------------------------------------------------------
         or Control Person
         -----------------

      Not applicable.

                                  SCHEDULE 13G


CUSIP No.   None                                              Page 5 of 5 Pages
            ----                                                  --   --

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

      Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

      Not applicable.

Item 10. Certification
----------------------

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 13, 2006


                                          /s/ Carol J. Barnett
                                          --------------------
                                          Carol J. Barnett

                                  Schedule 1


                        Shares Owned by Carol J. Barnett


         Shares     Shares            Price
Date    Acquired   Disposed of   (if applicable)    Description of Transaction
----    --------   -----------   ---------------    --------------------------

Aug-05                20,117                        Distribution from Barnett
                                                    Family Limited Partnership

Aug-05                62,380                        Gifts